UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2011

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                                           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number Page

1.1	KongZhong Corporation Reports Unaudited Third Quarter 2011 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: November 30, 2011
By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

KongZhong Corporation Reports Unaudited Third Quarter 2011 Financial Results

Beijing, China, November 30th, 2011 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Financial Highlights:

●           Revenues inline with guidance – Total revenues for the third quarter of 2011 increased 3% from the third quarter of 2010 to US$ 38.98 million, inline with the Company’s 3Q11 revenue guidance range of US$ 38.5mn to US$ 39.5mn.
●           Gross profit under guidance – Total gross profit was US$ 14.01mn for 3Q11, slightly under the Company’s 3Q11 guidance range of US$ 14.5mn to US$ 15.5mn.  Gross profit was under the guidance range due to lower than expected gross profits in our WVAS business.
●           Net income (excluding non-cash items) inline with guidance – Net loss in 3Q11 was US$17.26mn，which includes a $20.26 million non-cash impairment loss on  goodwill and intangible assets. Excluding this impairment loss, net income in 3Q11 was US$ 3.00mn, inline with the Company’s guidance range of US$ 2.5mn to US$ 3.5mn, a 157% increase compared to net income of US$ 1.17mn in 3Q10.  Basic net loss per American Depositary Shares ("ADS") was US$ 0.42.
●           Non-GAAP net income inline with guidance – Non-GAAP net income was US$ 4.72mn, inline with the Company’s guidance range of US$ 4.0mn to US$ 5.0mn, while Non-GAAP diluted net income per ADS was US$ 0.11 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)
●           Cash and cash equivalents – As of September 30, 2011, the Company had US$ 143.1mn in cash and cash equivalents or US$ 3.5 per ADS in cash and cash equivalents, compared to US$ 134.2mn at the end of 2Q11. Cash and cash equivalents exclude US$ 21.99mn loans to a third party.

Commenting on the results, the Company's Chairman and Chief Executive Officer, Leilei Wang said, "The Company continued to generate positive cashflow and I believe we are poised for strong growth in our Internet games business in 2012 and beyond.

"We continued to grow the World of Tanks community ("WoT") in China and look forward to launching version v.7.0 and Clan Wars to Chinese users by the end of this year.  More importantly, we continue to work in close partnership with Wargaming.net to further localize the game to Chinese user tastes and believe we will see strong growth of WoT in 2012.

"In addition, we've begun closed beta testing of Kung Fu Hero ("Hero") our self-developed martial arts 3D MMORPG in October in mainland China.   While we don't expect to conduct our open beta test until after Chinese New Year, initial feedback from Hero has been strong and we continue to believe that Hero has the potential to become KONG's flagship online game for 2012 and 2013.

"On November 17th, we launched Paperman, an anime-based first person shooter ("FPS") in partnership with Gamepot from Japan and are working closely with Gamepot to develop new content to differentiate Paperman from other FPS games in the market.

"More importantly, we continue to build out our Internet game pipeline for 2012 and 2013, for both self-developed games and overseas games.  Expect updates from us in the future as we make progress on this.

"Lastly, we are actively seeking to leverage our existing mobile game development resources to develop games for the IOS and Android smartphone mobile game platforms and expect to derive a growing percentage of our mobile game business on these platforms in 2012."

Financial Results:

	For the Three Months Ended September 30, 2010 (US$ in thousands)*	For the Three Months Ended June 30, 2011 (US$ in thousands)	For the Three Months Ended September 30, 2011 (US$ in thousands)
Revenues	$37,669	$41,618	$38,978
WVAS	20,779	20,301	20,164
Mobile Games	13,931	10,966	10,003
Internet Games	2,959	10,351	8,811

Sales Tax	$694	$986	$941
WVAS	407	370	367
Mobile Games	225	166	154
Internet Games	62	450	420

Cost of Revenue	$21,366	$23,600	$24,024
WVAS	11,947	12,707	13,665
Mobile Games	8,659	6,694	6,229
Internet Games	760	4,199	4,130

Gross profit	$15,609	$17,032	$14,013
WVAS	8,425	7,224	6,132
Mobile Games	5,047	4,106	3,620
Internet Games	2,137	5,702	4,261

Gross profit ratio	41%	41%	36%
WVAS	41%	36%	30%
Mobile Games	36%	37%	36%
Internet Games	72%	55%	48%

* During the 3rd quarter 2010, we consolidated the majority of our Wireless Internet Services (WIS) business line into our WVAS. The financial information for each business line has been adjusted retrospectively to reflect this change in business lines.

Revenues

WVAS Revenues
WVAS revenues in 3Q11 were US$ 20.16mn, a 1% decrease from 2Q11and a 3% decrease from the same period of 2010. WVAS revenues were relatively stable compared to prior periods although the WVAS operating environment remains difficult.

In 3Q11, 2G revenues represented 79% of total WVAS revenues, while 2.5G services made up 21% of total WVAS revenues. 2.5G services include mobile e-book revenues from our cooperation with China Mobile.

WVAS made up 51.7% of total revenues in 3Q11.

Mobile Games Revenues
Total mobile game revenues in 3Q11 were US$ 10mn, a 9% decrease from 2Q11 and a 28% decrease from the same period of 2010.

Revenues from downloadable mobile games were US$ 9.70mn representing an 8% decrease from 2Q11 and a 26% decrease from the same period last year. In 3Q11, mobile games continued to underperform our expectations as China Mobile implemented more strict operating policies and continued to adjust its mobile game marketing strategies. We see these difficulties continuing in 4Q11.  In 3Q11, average monthly mobile game subscribers were roughly 1.7mn compared to 1.7mn to 2.0mn in 2Q11.  However, the Company continues to invest in the development of new mobile game platforms, including iOS and Android platforms, and expect to accelerate our development of these platforms in the coming quarters as the market demand develops.

Revenues from mobile multi-player online games ("MMO" or “online mobile games”) were US$ 0.31mn, a 22% decrease from 2Q11. In July 2011, we launched “Tian Jie 2” a new mobile online game, whose revenues accounted for about 38% of the Company’s online mobile game revenues in 3Q11. Revenues from “Tian Jie Online” accounted for another 43% of the Company’s online mobile game revenues while revenues from “Feng Shen” accounted for the remaining 18%, compared to 51% in 2Q11.

Revenues from downloadable mobile games made up 97% of total mobile game revenues compared to 96% in 2Q11.

Mobile game revenues made up 25.7% of total revenues in 3Q11.

Internet Games Revenues
Internet Game (“Net Game”) revenues were US$ 8.81mn in 3Q11, a 15% decrease from 2Q11 but a 198% increase compared to 3Q10. Net Game revenues were driven by the continued strong performance of World of Tanks (“WoT”) which was launched commercially on March 15th 2011.

Domestic Net game revenues were US$ 7.78mn, a 6% decrease from 2Q11 but a 219% increase from 3Q10 due to the continued growth of WoT community, offset by a gradual decline in our older, self-developed 3D MMORPGs. Overseas Net game revenues were US$ 1.04mn, a 50% decrease from 2Q11 but a 98% increase from 3Q10. Total overseas revenues as a percentage of total Net game revenues in 3Q11 were 12% compared to 20% in 2Q11.

For the 3Q11 3-month period, domestic mainland China online game operations achieved average concurrent users (“ACUs”) of 157k and aggregate paying accounts (“APAs”) of 450k with quarterly average revenue per user ("ARPU") of RMB 111.

	For the Three Months Ended September 30, 2010	For the Three Months Ended June 30, 2011	For the Three Months Ended September 30, 2011
ACU	69k	157k	157k
APA	69k	445k	450k
ARPU(RMB/Q)	240	121	111

Net game revenues made up 22.6% of total revenues in 3Q11.

Gross Profit

Total gross profit was US$14.01mn in 3Q11, an 18% decrease compared to 2Q11 and a 10% decrease compared to the same period of 2010. Total gross margin was 36% in 3Q11 and a decrease compared to 41% in 2Q11.

WVAS Gross Profit
WVAS gross profit in 3Q11 was US$ 6.13mn, a 15% decrease from 2Q11 and a 27% decrease compared to the same period of 2010.  3Q11 WVAS gross margin was 30% compared to 36% in 2Q11 as ongoing policy measures led us to rely more on higher cost distribution channels as a percentage of WVAS revenues compared to previous periods.

Mobile Game Gross Profit
Mobile games gross profit in 3Q11 was US$ 3.62mn, a 12% decrease from 2Q11 and a 28% decrease compared to the same period last year as policies from China Mobile in our mobile game monthly subscription business continued to lead to higher churn and lower profitability. 3Q11 mobile games gross margin was 36% compared to with 37% in 2Q11.

Internet Game Gross Profit
Internet game gross profit in 3Q11 was US$ 4.26mn, a 25% decrease from 2Q11 but a 99% increase from the same period last year.  3Q11 Internet game gross margin was 48% compared to 55% in 2Q11 due to the higher revenue contribution from WoT, which includes revenue share to Wargaming, our 3rd party game development partner for WoT.

Operating Expenses

	For the Three Months Ended September 30, 2010 (US$ in thousands)	For the Three Months Ended June 30, 2011 (US$ in thousands)	For the Three Months Ended September 30, 2011 (US$ in thousands)
Product development	$6,209	$3,952	$3,960
Sales and marketing	5,302	5,351	5,074
General and administrative	2,859	2,961	2,943
Impairment loss on intangible assets	-	-	4
Impairment loss on goodwill	-	-	20,255
Total Operating Expenses	$14,370	$12,264	$32,236

Total operating expenses included a US$ 20.26mn impairment loss on goodwill and intangible assets. Excluding this impairment loss, total operating expenses decreased 2% to US$ 11.98mn in 3Q11 compared to US$ 12.26mn in 2Q11.

Product development expenses in 3Q11 were US$ 3.96mn compared to US$ 3.95mn in 2Q11 or a 0.2% increase.

Sales and marketing expenses in 3Q11 were US$ 5.07mn compared to US$ 5.35mn in 2Q11 and US$ 5.30mn in the same period last year. Sales and marketing remained stable compared to prior periods as we did not have any significant new game launches in 3Q11.  However, we expect to increase marketing expenses for the new versions of WoT and Kung Fu Hero in the coming quarters.

General and administrative (“G&A”) expenses in 3Q11 were US$ 2.94mn compared to US$ 2.96mn in 2Q11 and US$ 2.86mn in the same period last year. We expect G&A to be maintained at 3Q11 levels in the coming periods.

The Company’s total headcount remained stable in 3Q11 at 1,011compared to 1,048 at the end of 2Q11.

Operating Profit/(Loss)

Operating loss for 3Q11 was US$ 18.22mn compared to operating profit US$ 4.77mn in 2Q11, mainly due to the US$ 20.26mn impairment loss on goodwill and intangible assets.  If excluding the impairment loss on goodwill and intangible assets in 3Q11, operating profit would have been US$ 2.04 mn.

Earnings
Net loss and Non-GAAP net income in 3Q11 were US$ 17.26mn and US$ 4.72mn, respectively.  Diluted loss per ADS and diluted Non-GAAP earnings per ADS were US$ 0.42 and US$ 0.11 in 3Q11, respectively.

Total ADS on a diluted basis outstanding during 3Q11 were 41.18mn, compared to 42.54mn outstanding during 2Q11.
For the purpose of earnings per share calculation	Number during three months ended June 30, 2011	Number during three months ended September 30, 2011
ADS (in mns)	40.87	41.18
Add: Dilution impact from options and nonvested shares	1.06	-
Warrant to Nokia Growth Partners ("NGP")	0.61	-
ADS on diluted basis	42.54	41.18

Note 1: The option, warrant, non-vested shares and convertible senior note outstanding were excluded from the computation of diluted net loss per share for three months ended September 30, 2011 because their effect would be anti-dilutive.

Impairment of goodwill and intangible

According to the authoritative accounting literature and accounting policies, we should perform the annual goodwill impairment test on December 31, 2011.  An interim test for goodwill impairment may be necessary under certain circumstances.  As of September 30, 2011, because the market capitalization dropped below the Company's book value, we performed an impairment test on goodwill.  Based on the results of the impairment test, the goodwill of the WVAS segment was determined to be impaired of $ 20.26mn, while no impairment was deemed necessary for the mobile game and Internet game business segments.

In addition, the intangible assets were determined to be impaired of US$4k in 3Q11.

Balance Sheet
As of September 30, 2011, the Company had $143.1mn in cash and cash equivalents or US$ 3.5per basic ADS in cash and cash equivalents compared to US$ 134.2mn at the end of 2Q11. Cash and cash equivalents exclude US$ 21.99mn loans to a third party.

Stock Repurchase Program:
The Company began to repurchase its ADSs in the open market on September 30, 2011.  As of November 28, 2011, 407k ADSs, representing 16,28mn ordinary shares of the Company, were repurchased at an average price of $4.4533 per ADS.

Business Outlook (For the 3-month period ending December 31, 2011):
The Company expects total revenues for 4Q11 to be within the range of US$ 39mn to US$ 40mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 19mn, mobile game revenues of US$ 7mn and Online Game revenues of US$ 13.5mn.

The Company expects total gross profit to be within the range of US$ 15mn to US$ 16mn, total operating profit to be US$ 3mn to US$ 4mn, net profit to be US$ 3mn to US$ 4mn, and Non-GAAP net profit is expected to be US$ 5mn to US$ 6mn.

Conference Call:
The Company’s management team will conduct a conference call at 8:30 am Beijing time on November 30th 2011 (19:30 pm Eastern time and 16:30 pm Pacific time on November 29th, 2011). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Operations
(US$ in thousands, except per share, and share data)
(Unaudited)

	For the Three Months Ended September 30, 2010	For the Three Months Ended June 30, 2011	For the Three Months Ended September 30, 2011

Revenues	$37,669	$41,618	$38,978
Sales tax	694	986	941
Cost of revenues	21,366	23,600	24,024
Gross profit	15,609	17,032	14,013
Operating expenses
Product development	6,209	3,952	3,960
Sales and marketing	5,302	5,351	5,074
General and administrative	2,859	2,961	2,943
Impairment loss on intangible assets	-	-	4
Impairment loss on goodwill	-	-	20,255
Total operating expenses	14,370	12,264	32,236
Operating profit(loss)	1,239	4,768	(18,223)
Interest income	603	557	987
Investment income	230	32	469
Interest expense on convertible note	277	82	88
Income (loss) before tax expense	1,795	5,275	(16,855)
Income tax expense	628	885	402
Net income (loss)	$1,167	$4,390	$(17,257)

Basic earnings(loss) per ADS	$0.03	$0.11	$(0.42)
Diluted earnings (loss)per ADS	$0.03	$0.10	$(0.42)
Weighted average ADS outstanding (mn)	37.05	40.87	41.18
Weighted average ADS used in diluted EPS calculation (mn)	38.28	42.54	41.18

KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ in thousands)
(Unaudited)

	For the Nine Months Ended September 30, 2010*	For the Nine Months Ended September 30, 2011
Cash Flows From Operating Activities
Net Income(loss)	$6,909	$(13,323)
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	3,701	3,406
Depreciation and amortization	5,815	3,348
Disposal of property and equipment	2	(4)
Provision of bad debt	46	222
Loss on change in fair value of contingent consideration	-	3,730
Intangible assets impairment loss	-	4
Goodwill impairment loss	-	20,255
Amortization of the debt discount	427	242
Loss on extinguishment of debt upon prepayment of convertible senior note	-	1,567
Changes in operating assets and liabilities	(7,913)	7,935
Net Cash Provided by Operating Activities	8,987	27,382

Cash Flows From Investing Activities
Acquisition of subsidiaries	(8,604)	-
Purchase of property and equipment	(1,631)	(1,783)
Loans to third party	-	(21,228)
Proceeds from disposal of property and equipment	2	4
Net Cash Used in Investing Activities	(10,233)	(23,007)

Cash Flows From Financing Activities
Proceeds from exercise of share options	276	227
Deferred payments for acquisition of subsidiaries	(1,163)	(14,578)
Prepayment for convertible senior note	-	(9,310)
Net Cash Used in Financing Activities	(887)	(23,661)

Effect of foreign exchange rate changes	1,384	5,228

Net increase in Cash and Cash Equivalents	$(749)	$(14,058)
Cash and Cash Equivalents, Beginning of Period	$139,290	$157,171
Cash and Cash Equivalents, End of Period	$138,541	$143,113
* Certain figures for the nine months ended September 30, 2010 have been reclassified in order to confirm with the presentation of cash flow statement for the nine months ended September 30, 2011.

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ in thousands)
(Unaudited)

	September 30, 2010	June 30, 2011	September 30, 2011

Cash and cash equivalents	$138,541	$134,183	$143,113
Trading Securities	72	-	627
Loans to third party	-	21,636	21,986
Accounts receivable (net)	33,400	25,249	24,172
Other current assets	3,457	3,640	3,940
Total current assets	175,470	184,708	193,838

Rental deposits	650	495	503
Intangible assets (net)	11,450	3,328	2,858
Property and equipment (net)	4,160	3,969	4,001
Long-term investments	1,494	-	-
Goodwill	92,186	90,226	71,798
Total assets	$285,410	$282,726	$272,998

Accounts payable(including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $10,294, $14,022 and $15,409 as of September 30, 2010,June 30,2011 and September 30, 2011, respectively)	$10,320	$14,025	$15,582
Deferred revenue(including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $1,373,$1,464 and $2,129 as of September 30, 2010,June 30,2011 and September 30, 2011, respectively)	3,472	2,989	3,520
Other current liabilities(including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $6,294,$9,242 and $8,704 as of September 30, 2010,June 30,2011 and September 30, 2011, respectively)	65,740	13,681	13,378
Total current liabilities	79,532	30,695	32,480

Convertible note	3,275	1,145	1,185
Non-current deferred tax liability(including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $2,802, $293 and $281 as of September 30, 2010,June 30,2011 and September 30, 2011, respectively)	2,802	293	281
Total liabilities	$85,609	$32,133	$33,946

Shareholders’ equity	199,801	250,593	239,052
Total liabilities & shareholders’ equity	$285,410	$282,726	$272,998

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, interest expense on convertible note and provision for impairment of goodwill and intangible assets, as well as is adjusted for the dilution impact on ADS numbers of the options, nonvested shares and convertible note.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended September 30, 2010 (US$ in thousands)	For the Three Months Ended June 30, 2011 (US$ in thousands)	For the Three Months Ended September 30, 2011 (US$ in thousands)
GAAP Net Income (Loss)	$1,167	$4,390	$(17,257)
Share-based compensation	1,299	1,117	1,097
Interest expense on convertible note	277	82	88
Amortization of intangibles	1,388	590	532
Impairment loss on intangible assets	-	-	4
Impairment loss on goodwill	-	-	20,255
Non-GAAP Net Income	$4,131	$6,179	$4,719

Non-GAAP diluted net income per ADS(Note 1)	$0.10	$0.14	$0.11
Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to options, nonvested shares and convertible note issued to Nokia Growth Partners.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have also offered news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our Internet games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment;  the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	YuanLiu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: liuyuan@kongzhong.com